1934 Act Registration No. 1-14696




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2004


                        China Mobile (Hong Kong) Limited
                 (Translation of registrant's name into English)


                                 60/F The Center
                             99 Queen's Road Central
                                Hong Kong, China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X  Form 40-F
                                    ---          ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes             No X
                              ---            ---
     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)
                                                ------

                                    EXHIBITS

Exhibit Number                                                             Page
--------------                                                             ----

1.1        Announcement, dated January 30, 2004

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CHINA MOBILE (HONG KONG) LIMITED


Date: February 2, 2004               By:  /s/ Wang Xiaochu
                                         -----------------
                                     Name: Wang Xiaochu
                                     Title: Chairman and Chief Executive Officer

                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 [COMPANY LOGO]
                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT


--------------------------------------------------------------------------------
This announcement describes the status of the application for land use right certificates and property title certificates in respect of the Group's interests in properties located in Guangdong Province.
--------------------------------------------------------------------------------

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that the Group has not, during January this year, obtained any land use right certificates or property title certificates in respect of the remaining five properties located in Guangdong Province in which the Group has interests and for which such certificates have not been granted. Therefore, the Group is still in the process of applying for such certificates for these properties. The Board also confirms that the use of and the conduct of various activities at the five properties in Guangdong Province referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates. Further announcements will be made by the Company on a monthly basis to report on the progress of application for such certificates.

By order of the Board

                                               CHINA MOBILE (HONG KONG) LIMITED
                                                       Yung Jacky Shun Loy
                                                        Company Secretary

Hong Kong, 30 January 2004